UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 30)

Central GoldTrust
(Name of Subject Company)

Central GoldTrust
(Name of Persons Filing Statement)

Units
(Title of Class of Securities)

153546106
(CUSIP Number of Class of Securities)

J.C. Stefan Spicer
Central GoldTrust
55 Broad Leaf Crescent
Ancaster, ON L9G 3P2
Canada
(905) 304-4653
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark Mahoney Dentons Canada LLP 77 King Street West Suite 400 Toronto, ON M5K 0A1 Canada (416) 862-3462	Christopher J. Barry Jonathan A. Van Horn Dorsey & Whitney LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104 USA (206) 903-8800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 30 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Central GoldTrust, a trust established under the laws of the Province of Ontario, Canada, with the Securities and Exchange Commission on June 9, 2015 (as amended, the “Statement”). The Statement relates to an unsolicited offer (the “Sprott Offer”) by Sprott Asset Management Gold Bid LP, a limited partnership created under the laws of the Province of Ontario, Canada (the “Offeror”), which is owned and controlled by Sprott Asset Management LP, to purchase all of the issued and outstanding units of Central GoldTrust in exchange for units of Sprott Physical Gold Trust, a trust established under the laws of the Province of Ontario, Canada (“SPGT”). The Sprott Offer was disclosed in a Tender Offer Statement on Schedule TO, which was originally filed by the Offeror, SPGT, Sprott Asset Management LP (“SAM”) and Sprott Asset Management Gold Bid GP Inc. with the Securities and Exchange Commission on May 27, 2015 and which includes the Offeror’s Offer and Circular, dated May 27, 2015 (the “Offer and Circular”), as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015, the Corrected Notice of Extension and Variation, dated July 7, 2015, and the Notice of Extension and Variation, dated August 4, 2015, the Notice of Change, dated August 18, 2015, the Notice of Change, dated August 28, 2015, the Notice of Variation, dated September 4, 2015, the Notice of Extension, dated September 18, 2015, the Notice of Extension and Variation, dated October 9, 2015, the Notice of Extension, dated November 2, 2015, the Notice of Variation, dated November 4, 2015, and the Notice of Extension and Change, dated November 20, 2015, and the related letter of transmittal.

The purpose of this Amendment No. 30 is to further amend and supplement Item 8 — Additional Information and Item 9 — Exhibits. Except as otherwise indicated, the information set forth in the Statement remains unchanged.

Item 8. Additional Information

Item 8 of the Statement is hereby further amended and supplemented by adding the following text before the heading “Other material information”:

“Termination of definitive agreement with Purpose and cancellation of the special meeting of unitholders

On December 16, 2015, GoldTrust issued a press release announcing that it had entered into a letter agreement with, among others, Purpose and the Offeror, pursuant to which the definitive agreement has terminated. GoldTrust also announced that it will cancel the special meeting of unitholders scheduled for January 26, 2016 to consider, among other matters, the proposed conversion of GoldTrust into an exchange-traded gold bullion fund. The press release is filed as Exhibit (a)(40) hereto and is incorporated herein by reference.

Special meeting of unitholders on January 15, 2016

On December 7, 2015, the Offeror, on behalf of unitholders who had tendered units to the Sprott Offer and utilizing a power of attorney granted under the letter of transmittal, executed and delivered to GoldTrust written resolutions removing the trustees of GoldTrust (other than J.C. Stefan Spicer), being Brian E. Felske, Glenn C. Fox, Bruce D. Heagle, Ian M.T. McAvity, Michael A. Parente and Jason Schwandt, and replacing such individuals with Marc Faber, James R. Fox, Sharon Ranson, John Wilson and Rosemary Zigrossi. Immediately following the removal and replacement of the former trustees of GoldTrust, the Offeror, on behalf of unitholders who had tendered units to the Sprott Offer and utilizing a power of attorney granted under the letter of transmittal, executed and delivered to GoldTrust a requisition for a special meeting of unitholders to consider certain special resolutions of unitholders required in connection with the completion of the Sprott Offer. The special resolutions include the authorization of the unitholders of the merger between GoldTrust and SPGT. The reconstituted Board will prepare and mail to unitholders a management information circular for purposes of the special meeting, which is scheduled to occur on January 15, 2016.”

2

Item 9. Exhibits

Item 9 is hereby further amended and supplemented by adding the following exhibit:

Exhibit
Number	Description

(a)(40)	Press release dated December 16, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on December 16, 2015)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2015

CENTRAL GOLDTRUST

By:	/s/ John Wilson
Name:	John Wilson
Title:	Trustee

Exhibit Index

Exhibit
Number	Description

(a)(1)**	Trustees’ Circular dated June 9, 2015

(a)(2)	Press release dated April 23, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed April 23, 2015)

(a)(3)	Press release dated April 25, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed April 25, 2015)

(a)(4)	Press release dated May 1, 2015 of GoldTrust (incorporated by reference to GoldTrust’s Schedule 14D-9C filed May 1, 2015)

(a)(5)	Press release dated May 27, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K filed May 28, 2015)

(a)(6)**	Press release dated June 9, 2015 of GoldTrust

(a)(7)**	Materials posted to GoldTrust’s website on June 10, 2015

(a)(8)**	Press release dated June 15, 2015 of GoldTrust

(a)(9)**	Press release dated June 24, 2015 of GoldTrust

(a)(10)**	Press release dated June 24, 2015 of GoldTrust

(a)(11)**	Letter to unitholders of GoldTrust dated June 29, 2015

(a)(12)**	Advertisement of GoldTrust placed on certain websites

(a)(13)**	Press release dated June 30, 2015 of GoldTrust

(a)(14)**	Press release dated July 2, 2015 of GoldTrust

(a)(15)**	Press release dated July 29, 2015 of GoldTrust

(a)(16)**	Press release dated August 3, 2015 of GoldTrust

(a)(17)**	Press release dated August 5, 2015 of GoldTrust

(a)(18)**	Decision of the Ontario Superior Court of Justice dated July 31, 2015

(a)(19)**	Press release dated August 7, 2015 of GoldTrust

(a)(20)**	Letter to unitholders of GoldTrust dated August 28, 2015

(a)(21)**	Press release dated September 4, 2015 of GoldTrust

(a)(22)**	Letter to unitholders of GoldTrust dated September 14, 2015

(a)(23)**	Press release dated September 23, 2015 of GoldTrust

(a)(24)**	Letter to unitholders of GoldTrust dated September 28, 2015

(a)(25)**	Press release dated October 2, 2015 of GoldTrust

(a)(26)**	Press release dated October 14, 2015 of GoldTrust

(a)(27)**	Letter to unitholders of GoldTrust dated October 16, 2015

(a)(28)**	Press release dated November 4, 2015 of GoldTrust

(a)(29)**	Press release dated November 11, 2015 of GoldTrust

(a)(30)**	Press release dated November 17, 2015 of GoldTrust

(a)(31)**	Press release dated November 19, 2015 of GoldTrust

(a)(32)**	Letter to unitholders of GoldTrust dated November 26, 2015

(a)(33)	Definitive Agreement between Purpose, Silver Administrators Ltd., Silver Bullion Trust, the Administrator and GoldTrust, dated November 26, 2015 (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on November 27, 2015)

(a)(34)**	Letter to unitholders of GoldTrust dated November 30, 2015

(a)(35)**	Press release dated December 1, 2015 of GoldTrust

(a)(36)**	Notice of Change to Trustees’ Circular dated December 4, 2015

(a)(37)**	Notice of Special Meeting of Unitholders and Management Information Circular dated December 4, 2015

(a)(38)**	Press release dated December 4, 2015 of GoldTrust

(a)(39)	Press release dated December 7, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on December 9, 2015)

(a)(40)	Press release dated December 16, 2015 of GoldTrust (incorporated by reference to Exhibit 99.1 to GoldTrust’s Form 6-K furnished on December 16, 2015)

(e)(1)**	Excerpts from GoldTrust’s Notice and Management Information Circular, dated April 6, 2015

(e)(2)**	Administrative Services Agreement dated April 28, 2003, between Central GoldTrust and Central Gold Managers Inc.

(g)(1)**	Retail call script for use by D.F. King & Co., Inc., GoldTrust’s information agent

(g)(2)**	Retail call script for use by D.F. King & Co., Inc., GoldTrust’s information agent

(g)(3)**	Script of pre-recorded message to unitholders of GoldTrust

 ________________

*      Filed herewith.

**    Previously filed.